SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____________to____________

Commission file number 33-31502

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         LA-Z-BOY CHAIR COMPANY MATCHED
                             RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              LA-Z-BOY INCORPORATED
                            1284 North Telegraph Road
                             Monroe, Michigan 48162
                            Telephone (734) 242-1444


                          This report contains 18 pages

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              LA-Z-BOY CHAIR COMPANY MATCHED
                                              RETIREMENT SAVINGS PLAN

                                              By La-Z-Boy Incorporated
                                              Plan Administrator

Date:  June 28, 2000                          By /s/Gene M. Hardy
       -------------                             ---------------------------
                                                       Gene M. Hardy
                                                  Chairman Central Board of
                                                       Administration

      La-Z-Boy Chair Company
      Matched Retirement Savings Plan
      Financial Statements and
      Supplemental Information
      December 31, 1999 and 1998

La-Z-Boy Chair Company
Matched Retirement Savings Plan

Index to Financial Statements and Supplemental Information
--------------------------------------------------------------------------------


                                                                           Page
Financial Statements:

Report of Independent Accountants                                             1

         Statement of Net Assets Available for Benefits
          at December 31, 1999 and 1998                                       2

         Statement of Changes in Net Assets Available for
          Benefits for the Year Ended December 31, 1999                       3

Notes to Financial Statements                                              4-11

Supplemental Information:*

         Schedule of Assets Held for Investment Purposes
          at End of Year                                             Schedule I

         Schedule of Reportable Transactions                        Schedule II


* Other schedules required by Section 2520.103-10 of Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator of La-Z-Boy Chair Company
Matched Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of La-Z-Boy Chair Company Matched Retirement Savings Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

June 28, 2000

La-Z-Boy Chair Company                                                       2
Matched Retirement Savings Plan

Statement of Net Assets Available for Benefits
-----------------------------------------------------------------------------


                                                  December 31,
                                            1999                1998

Assets:
Investments                           $     80,617,879    $    70,224,503

Receivables:
   Interest/dividends receivable                 2,093              1,080
   Participant loans receivable              8,203,833          6,535,884
                                      ----------------    ---------------

      Total receivables                      8,205,926          6,536,964
                                      ----------------    ---------------

Net assets available for benefits     $     88,823,805    $    76,761,467
                                      ================    ===============


   The accompanying notes are an integral part of these financial statements.

La-Z-Boy Chair Company                                                       3
Matched Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------


                                                                  Year Ended
                                                                 December 31,
                                                                     1999

Additions:
   Additions to net assets attributed to:
      Investment income:
        Net appreciation in fair value of investments           $   4,479,365
        Interest and dividends                                      2,875,798
                                                                -------------
                                                                    7,355,163

      Contributions:
        Employer                                                   10,658,797
        Rollovers                                                     474,245
                                                                -------------
                                                                   11,133,042

        Total additions                                            18,488,205
                                                                -------------

Deductions:
   Deductions from net assets attributed to:
      Benefits paid to participants                                 6,319,855
      Administrative expenses                                         106,012
                                                                -------------

        Total deductions                                            6,425,867
                                                                -------------

        Net increase                                               12,062,338

Net assets available for benefits:
   Beginning of year                                               76,761,467
                                                                -------------

   End of year                                                  $  88,823,805
                                                                =============


The accompanying notes are an integral part of these financial statements.

La-Z-Boy Chair Company
Matched Retirement Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of the Plan

       The following description of the La-Z-Boy Chair Company Matched Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       La-Z-Boy Incorporated (the Company) sponsors the Plan, which is a defined contribution plan covering eligible participants. The Plan is administered by a Central Board of Administration (the Board) appointed by the Board of Directors of the Company. The Company has appointed Key Trust Company of Ohio, N.A. (Trustee), as the Plan's trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Participation
       Employees who have completed 1,000 hours of service in a six month period and have attained age twenty-one are eligible to become participants as of January 1 or July 1 following their qualification, with the exception of employees of the Company's ineligible subsidiaries.

       Vesting
       Participants are always fully vested in their own deferral accounts and become fully vested in the Company's matching contribution accounts after five years of service.

       Contributions
       Contributions to the Plan consist of the following:

       a. compensation deferral contributions authorized by the participant in an amount up to fifteen percent of eligible compensation for participants who do not participate in the La-Z-Boy Chair Company Profit Sharing Plan (Profit Sharing Plan), another Company sponsored benefit plan, or up to seven percent for those participants who do participate in the Profit Sharing Plan;

       b. an employer matching contribution equal to fifty percent of each participant's compensation deferral contribution, to a maximum of two percent of the participant's eligible compensation during the plan year;

       c. eligible Plan participants who do not participate in the Profit Sharing Plan, are entitled to an additional contribution equal to twenty-five percent of the participant's eligible compensation in excess of two percent, but not to exceed three percent or four percent (depending on eligibility);

       d. during 1998, the Plan was amended to allow employees, who do not participate in the Profit Sharing Plan, whose sum of age and years of service is greater than seventy-five, to receive an additional amount of employer match from the Company;

       e.     any forfeiture restoration amount; and

       f. amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or "rollovers" from selected individual retirement arrangements.

       However, total individual participant contributions shall not exceed the lesser of:

       a. fifteen percent of the eligible compensation of the participant during the plan year; or

       b.     the aggregate individual participant limitations set forth under
              Section 415 of the Internal Revenue Service Code (IRS Code).

       Included in employer contributions for 1999 and 1998 are participant compensation deferrals of $8,241,060 and $7,260,148, respectively. The Company's matching contributions for 1999 and 1998 included $2,417,737 and $1,982,020 in non-cash contributions, respectively.

       The forfeited, nonvested portion of a terminated participant's account may be used to reduce the Company's matching contribution. During 1999 and 1998, $63,011 and $86,185, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested.

       Plan Benefits
       Participants having five years of service under the Plan are entitled to the full value of their accounts beginning at normal retirement age (sixty-five). Participants with at least ten years of participation are eligible for early retirement at age fifty-five. The value of a retiree's accounts will normally be paid within sixty days after the end of the month in which he or she retires.

       If a participant's total vested account balance is below $3,500, the benefit payment will be made in the form of a lump sum cash payment. If the total vested account balance exceeds $3,500, the participant may elect to receive the portion of their account which is invested in the La-Z-Boy Incoprorated Common Stock Fund (Company Stock Fund) in cash or in La-Z-Boy Incorporated common stock. The remainder of the account balance is paid in the form of a lump sum cash payment.

       Death Benefits
       Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible after the end of the plan year following the death, the value of the participant's account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

       Disability Benefits
       Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

       Hardship or Financial Need
       Upon application by the participant, the Board may direct distribution of such participant's funds to alleviate extreme hardship. In no event shall the amount exceed eighty percent of the participant's total compensation deferral contribution balance. The distribution shall be subject to personal income and excise taxes.

       A participant may also apply to borrow an amount not less than $1,000 or greater than the lesser $50,000 or fifty percent of the participant's vested account balance in the Plan. Interest rates on any loans granted are determined by the Board.


2.     Summary of Significant Accounting Policies

       Basis of Accounting
       The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

       Use of Estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       Expenses of the Plan
       Investment advisory and management fees are paid by the Plan. All other Plan expenses and professional fees are paid by the Company.

       Investments
       Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Securities not so traded are valued at the latest available and appropriate bid price on that date. Fund investments are valued based on the market value of the underlying investments as of the last business day of the year. Participant loans receivable are valued at cost which approximates fair value.

       Net Appreciation and Depreciation of Investments
       Realized gains and losses are calculated by subtracting the proceeds from the sale of assets from the fair value of the assets at the beginning of the plan year, or at the time of purchase if acquired during the current plan year. Unrealized appreciation and depreciation of investments is calculated by taking the fair value of the assets at the end of the plan year less the fair value of the assets at the beginning of the plan year, or at the time of purchase if acquired during the current plan year.

       Reclassification
       Certain amounts in the prior year have been reclassified to conform with the current year's presentation.

       Allocation of Assets
       A participant's salary deferral contributions are allocated to the individual's account each pay period. The Company's matching contributions are allocated to each participant's account monthly. Changes in the fair market value of assets, investment income and gains and losses on the disposition of assets are allocated to participants' accounts on a daily basis in proportion to their account balance.


3.     Investment Options

       The Plan provides participants with six investment options as follows:

       Bond Fund - funds are invested in shares of a registered investment company that invests in U.S. Treasury bonds and securities of various U.S. government agencies.

       Balanced Fund - funds are invested in shares of a registered investment company that invests in corporate stocks and bonds and various U.S. government agencies.

       Company Stock Fund - funds are invested in the Company's common stock.

       Equity Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks that are expected to reflect Standard and Poor's 500 Composite Index performance.

       Growth Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks that are believed by the fund manager to have future returns greater than the Standard and Poor's 500 Composite Index performance.

       Global Equity Fund - funds are invested in shares of a registered investment company that invests in common stocks of companies of any size throughout the world.

       Fixed Income Fund - funds are invested in shares of a registered investment company that invests in money market accounts, short-term certificates of deposit, U.S. government bonds and corporate notes.

       Allocations to the funds are made in five percent increments. Participants may change the allocation of contributions among the investment options and transfer amounts between investment options every ninety days. The Company's matching contribution is invested in the Company's common stock.

4.     Investments

       The following presents investments that represent five percent or more of the Plan's net assets

                                                                                         December 31,
                                                                                   1999                1998

       La-Z-Boy Incorporated common stock, 1,961,151
        and 1,881,210 shares, respectively                                   $     33,196,327*   $    33,509,994*
       Victory Stock Index Fund, 612,755 and 581,326
        shares, respectively                                                       14,969,616         12,347,365
       Victory Balanced Fund, 749,367 and 643,126
        shares, respectively                                                       10,588,558          9,447,520
       Prism Reserve Fund, 62,214 and 58,894 shares,
        respectively                                                               10,103,283          9,376,646
       Franklin Small Cap Growth Fund, 216,270 and 0
        shares, respectively                                                        9,543,985                  -
       Participant loans                                                            8,203,833          6,535,884
       Victory Special Growth Fund, 0 and 379,009 shares,
        respectively                                                                        -          4,627,700

       * Nonparticipant directed

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $4,479,365 as follows:

           Mutual funds                      $      6,423,316
           Common stock                            (1,943,951)
                                             ----------------

                                             $      4,479,365
                                             ================

5.     Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
                                                                        December 31,
                                                                  1999                1998
       Net assets:
           Common stock                                     $     33,196,327    $    33,509,994
                                                            ================    ===============

                                                                        December 31,
                                                                            1999
       Changes in net assets:
           Contributions                                               $      5,026,249
           Dividends                                                            536,374
           Net depreciation                                                  (1,943,951)
       Benefits paid to participants                                         (2,808,583)
       Transfers to participant-directed investments                           (863,768)
       Administrative expenses                                                  (95,494)
                                                                       ----------------

                                                                       $       (149,173)


6.     Party-in-interest

       Investments in the Company Stock Fund consist of 1,961,151 and 1,881,210 shares of La-Z-Boy Incorporated common stock at December 31, 1999 and 1998, respectively. Shares for this fund are purchased on the open market or from the Company's treasury shares at fair market value. At December 31, 1999 and 1998, the Plan held certain assets in mutual funds managed by the Trustee. Any purchases and sales of these funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.


7.     Tax Status of the Plan

       The Internal Revenue Service has determined and informed the Company by a letter dated July 6, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRS Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRS Code.

8.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien which may then or thereafter exist and be due the Trustee.

La-Z-Boy Chair Company                                               Schedule I
Matched Retirement Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year
-----------------------------------------------------------------------------------------------------------------

      Identity of                                                                                     Current
 Issuer or Borrower              Description of Investment                            Cost             Value

* La-Z-Boy Incorporated        La-Z-Boy Incorporated Common Stock Fund          $    21,361,121  $    33,196,327
* Key Trust Company of
    Ohio, N.A.                 Victory Stock Index Fund                              10,003,089       14,969,616
* Key Trust Company of
    Ohio, N.A.                 Victory Balanced Fund                                  9,414,795       10,588,558
* Key Trust Company of
    Ohio, N.A.                 Prism Reserve Fund                                     8,712,145       10,103,283
* Key Trust Company of
    Ohio, N.A.                 Franklin Small Cap Growth Fund                         5,107,683        9,543,985
* Key Trust Company of
    Ohio, N.A.                 Prism Victory Financial Reserve Fund                   1,034,510        1,090,908
*Key Trust Company of
    Ohio, N.A.                 Janus Worldwide Fund                                     510,169          725,903
* Key Trust Company of
    Ohio, N.A.                 Employee Benefit Money Market Fund                       399,299          399,299
* Participant Loans            Interest rates ranging
                               from  7.00 % through  10.00 %
                               Maturity dates ranging
                               from  2000  through  2014                                               8,203,833

                                                                                ---------------  ---------------
                                                                                $    56,542,811  $    88,821,712
                                                                                ===============  ===============



* Key Trust Company of Ohio, N.A., La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.

This schedule was prepared from data certified by the trustee of the Plan.

La-Z-Boy Chair Company                                              Schedule II
Matched Retirement Savings Plan

Schedule of Reportable Transactions*
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                            Current Value
  Identity                                                                                                   of Asset on
 of party                                                                   Purchase    Selling   Cost of    Transaction   Net Gain
 Involved                               Description of Asset                  Price      Price     Asset         Date      or (Loss)

Key Trust Company of Ohio, N.A   La-Z-Boy Incorporated Common Stock Fund   $4,888,637           $4,888,637   $4,888,637




* Transactions or series of transactions, involving nonparticipant-directed investments, in excess of 5% of the current value of the Plan's assets at December 31, 1998, as defined by section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

This schedule was prepared from data certified by the trustee of the Plan.


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-03097) of La-Z-Boy Incorporated of our report dated June 28, 2000 relating to the financial statements of the La-Z-Boy Chair Company Matched Retirement Saving Plan, which appears in this Form 11-K.


/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Toledo, Ohio
June 28, 2000